Filed Pursuant to Rule 433
Registration Statement No. 333-259205

STEP INCOME SECURITIES® (STEPS®)

STEP Income Securities® Linked to the Common Stock of The Goldman Sachs Group, Inc.
Issuer	Royal Bank of Canada (“RBC”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week
Market Measure	Common Stock of The Goldman Sachs Group, Inc. (the “Underlying Company”) (NYSE symbol: GS)
Payout Profile at Maturity
•        A payment of [$0.10 to $0.50] per unit if the Market Measure increases to or above 110.00% of the Starting Value
•        1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Level	110.00% of the starting value of the Market Measure
Step Payment	[$0.10 to $0.50] per unit, a [1.00% to 5.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value of the Market Measure
Investment Considerations
This investment is designed for investors who anticipate that the value of the Market Measure will increase to or above the Step Level, are willing to forgo full upside participation above the Step Level in exchange for earning fixed interest payments and potentially a fixed Step Payment, and are willing to accept full downside risk.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000114036122006981/brhc10034489_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of RBC. If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•
Your investment return is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Market Measure.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the Market Measure, and you will not be entitled to receive any shares of the Market Measure or dividends or other distributions by the Underlying Company.
•
The issuer, BofAS and their respective affiliates do not control the Underlying Company and have not verified any disclosure made by the Underlying Company.  The Underlying Company will have no obligations relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Market Measure.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.